LAW OFFICES
SILVER, FREEDMAN & TAFF, L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
1700 WISCONSIN AVENUE, N.W
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500
FAX: (202) 337-5502
WWW.SFTLAW.COM

August 10, 2006

VIA EDGAR

Mark Webb
Branch Chief-Legal Financial Services Group
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Citizens Community Bancorp, Inc. Amendment No. 1 to Form SB-2 on Form S-1 Filed July 12, 2006 File Number 333-135527

Dear Mr. Webb:

              Pursuant to the Securities Act of 1933, as amended (the "Act"), and the rules and regulations thereunder, on behalf of our client Citizens Community Bancorp, Inc. (the "Holding Company"), we enclose herewith for filing Pre-Effective Amendment No. Two (the "Amendment") to the Holding Company's Registration Statement on Form S-1 relating to the Holding Company's proposed offering.

              The Amendment responds to comments raised by the Staff of the Securities and Exchange Commission in its letter dated August 8, 2006 (the "Comment Letter"). The Holding Company's responses to the Staff's comments, which are set forth below, are numbered to correspond to the numbered comments in the Comment Letter.

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Mark Webb
Securities and Exchange Commission
August 10, 2006

Form S-1, Risk Factors, page 14

1.	The staff notes three risk factors relating to changes in shareholder rights resulting from the changed charter, by-laws and/or Maryland law. Those risks are the last 2 on page 16 and the last risk on page 17. However, several changes are not described. In this regard, the staff notes the discussion beginning on page 116 under, "Comparison of Citizens Community Bancorp, Inc.'s and CCB's stockholders" contains several more changes that may be considered risks. They are:
  The new Articles of Incorporation authorize the Board of Directors to authorize additional shares of common and preferred stock without shareholders approval which would dilute existing holders and may prevent takeover and/or merger offers;

  The new Articles of Incorporation authorize the Board of Directors to adopt stock-related compensation plans and issue shares to directors and officers without shareholder approval that will dilute existing shareholder holdings;

  The new Articles of Incorporation make it harder for shareholders to remove directors as it requires a vote of 80% of outstanding shares to remove a director;

  The new Articles of Incorporation provide for increased indemnification of officers and directors which may result in increased costs borne by shareholders;

  The new Articles of Incorporation provides that officers and directors will not be personally liable to the Company or its shareholders to the fullest extent permitted by Maryland law whereas federal law, which currently applies to the Company, prohibits and personal limitation on liability;

  The new Articles of Incorporation greatly limits the ability of shareholders to call for a special meeting of stockholders. Currently, holders of 10% of outstanding shares can call for a special meeting while the new articles requires holders of 50% of outstanding shares are needed;

  The new Articles of Incorporation require 90 days' advance notice for shareholders to nominate directors or bring other business before an Annual Meeting of Stockholders, whereas the current bylaws of the Company allow any shareholder to make any proposal as late as while at the Annual Meeting;

  The new Articles of Incorporation raise the required stock holdings from 1% to 5% for stockholders to Examine the Company's books and records;

  The new Articles of Incorporation reduces the barriers for 10% holders to exercise their voting rights;

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Mark Webb
Securities and Exchange Commission
August 10, 2006

  The new Articles of Incorporation reduces the required level of Board approval and shareholders approval for Mergers, Consolidations and Sales of Assets;

  The new Articles of Incorporation requires an 80% supermajority vote to approve a Business Combination with Interested Shareholders while currently the Company has no such rule;

  The new Maryland law governing the Company has diminished Dissenters'/appraisal rights for stockholders;

  The new Articles of Incorporation allow the Board much greater latitude in evaluating offers even if the price offered is significantly greater than the then current market price which may make prevent holders from realizing a greater return for their shares; and,

  The new Articles of Incorporation make it harder for shareholders to changes the Articles which confer greater powers and authority to the Board while the new by-laws make it easier for the Board to make changes to the by-laws.

Please revise the Risk Factors to address these issues or advise the staff of the reasons why the Company believes these are not additional risks.

Response:	Additional disclosure in response to this comment has been provided at pages 16 and 17. Based on the revised disclosure, all but four of the bullet points are now addressed in the Risk Factor section of the prospectus, with a cross-reference to a more detailed discussion in the body of the prospectus. The four bullet points not addressed (numbers 3, 10, 11 and 14), while informative to potential investors, are not believed to be as material because the stockholder rights in CCB were actually more limited as a result of the mutual holding company owning 74% of the outstanding stock. The Holding Company, therefore, believes that these four differences do not rise to the level of a Risk Factor disclosure.

2.	Revise the last risk factor on page 16 to insert "without shareholder approval" after the word "shares" in the second line of the caption.
	Response:	Revised disclosure in response to this comment has been provided at page 16.
3.	Revise the last risk factor on page 17 to insert the words "that limit" after the word "changes" in the caption and delete the word "in".
	Response:	Revised disclosure in response to this comment has been added at page 17.

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Mark Webb
Securities and Exchange Commission
August 10, 2006

Comparison of Rights of Citizens Community Bancorp, Inc.'s and CCB's Stockholders, page 116

4.	Revise the first paragraph to delete the qualification contained in the last sentence and instead, indicate that the discussion contains all material changes. Any reference to the Articles and by-laws should contain no qualification.

Response:	Revised disclosure in response to this comment has been provided at page 122.

Form 10-KSB for the Fiscal Year Ended September 30, 2005
2005 Annual Report
Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Commitments, page 12

1.	We note your response to comment 2 of our letter dated April 24, 2006. Please revise your MD&A in future filings beginning with your next amendment to Form S-1 to include the disclosure provided in your May 12, 2006 response letter regarding the purpose behind the payable on demand clause and circumstances under which you are able to and historically have invoked your rights under the payable on demand clause.

Response:	A cross-reference to the requested disclosure, which is already set forth at page 88, in response to this comment has been provided at page 78.
2.	As a related matter, we note the disclosure on page 72 of your Form S-1 filed July 12, 2006 which states that by continuing to use payment on demand clauses, less than 10% of Citizen Community Federal assets were represented by traditional fixed-rate mortgage loans with amortizations of 15 years or greater. Please revise future filings beginning with your next amendment to your Form S-1 to quantify the extent to which your use of these clauses has affected the company's liquidity and overall financial performance for the periods presented.

Response:	Additional disclosure in response to this comment has been provided at page 78.

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Mark Webb
Securities and Exchange Commission
August 10, 2006

Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies, page 26

3.

We understand that you follow a cash basis methodology of recognizing loan origination fees to income when received. Therefore, we believe your accounting policy for loan origination fees is inconsistent with paragraph 5 of SFAS 91 which requires such fees to be deferred and recognized over the life of the loan as an adjustment of the yield.

You have stated that you historically have not followed this particular guidance of SFAS 91 both because your computer system did not have the capability to prepare a detailed computation on a loan by loan basis and because your manual computations to date have demonstrated that lack of deferring loan fees has been immaterial to your annual financial statements.

You have represented, and your auditors concur, that the amount of error caused by not deferring loan origination fees is not material to the annual or quarterly financial statements you have provided in filings made with the Commission, although we understand that your annual calculations involve the use of significant estimates and your quarterly calculations seem less detailed than your annual calculations. In your letter dated May 12, 2006, you provided calculations which you believe support your conclusion that the difference is immaterial. We do not have sufficient information to agree or disagree with your conclusion that the differences were immaterial to your financial statements for the three year period ended September 30, 2005 which have been included in your Form 10-KSB and Form S-1 filed with the Commission.

Since the company's management is in possession of all facts with respect to the matters discussed above and addressed in your correspondence, they are responsible for the accuracy and adequacy of the financial statements and disclosures made notwithstanding the staff's comments in this letter, and your independent registered accountant is responsible for its report on the financial statements. All persons who are responsible for the accuracy and adequacy of the disclosure in the company's filings made with the Commission are urged to be certain that all information required for investors to make an informed decision is provided.

In your letter dated May 12, 2006, you indicated that your new computer system has the ability to properly defer net loan fees on loan originations. We strongly recommend that you take full advantage of these features of your new computer system. For future periods, if you continue to use a cash basis methodology for recognizing loan origination fees, we expect that you will be able to quantify the difference that results from using a method inconsistent with the provisions of SFAS 91 based on a rigorous computation method that is performed on a quarterly and annual basis.

	Response:	The staff's comment is noted and the Holding Company intends to be able to quantify any difference on a quarterly and annual basis.

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Mark Webb
Securities and Exchange Commission
August 10, 2006

4.	We note your response to comment 7 of our letter dated April 24, 2006 and the revised disclosures you have included on page F-12 of your consolidated financial statements included in your Form S-1 filed on July 12, 2006. Please revise your Form 10-KSB and future filings beginning with your next amendment to your Form S-1 so that EPS is presented for the period beginning with your demutualization. Because your demutualization occurred during the middle of a quarter, the numerator for your EPS calculation should be only for the period beginning with the demutualization (March 29, 2004) through the end of the reporting period. The denominator should reflect all shares (shares sold in the subscription offering and shares issued to the mutual holding company). Please also revise both your filings to include clear disclosure about how EPS has been calculated, as well as the fact that EPS for the year ended September 30, 2004 is only for the period since the demutualization occurred.

Response:	Revised disclosure in response to this comment has been provided at page 23. In addition, concurrent with the filing of this amendment, the Holding Company is filing an amended Form 10-KSB including this revised disclosure.

* * * * *

              Based on this filing, we have also provided requests from the Holding Company and from Keefe, Bruyette & Woods, Inc. for acceleration of the effective date of the registration statement to Monday, August 14, 2006, at 10:30 a.m., or as soon thereafter as practicable.

              If the Staff has any questions or comments with respect to these responses to comments, please call me at (202) 295-4527 or Beth Freedman at (202) 295-4519.

Very truly yours, /s/ Martin L. Meyrowitz, P.C. Martin L. Meyrowitz, P.C.

cc:	Lisa Haynes (202) 551-3424 John P. Nolan (202) 551-3492 Michael Clampitt (202) 551-3434 James G. Cooley